ASIA ENTERTAINMENT ANNOUNCES RECORD DATE AND PAYMENT DATE OF 2011 SIX MONTH CASH DIVIDEND

Hong Kong, China – August 12, 2011 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, previously announced that its Board of Directors had authorized a regular semi-annual dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend.

The Company today announces that the record date for the 2011 six month dividend will be August 23, 2011, and that the payment date will be September 2, 2011.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010.  AERL is an investment holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world.  One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1 646 450 8808
preissj@aerlf.com

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com